UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                               (Amendment No. 1)*


                             EcoScience Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                   279218-10-1
                                 (CUSIP Number)

                          William J. Short, President
                   Worcester Business Development Corporation
               33 Waldo Street, Worcester, MA 01608 (508) 753-2924
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 3, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 279218-10-1                                                Page 1 of 8
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Worcester Business Development Corporation
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      [  ]
                                                                 (b)      [  ]
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3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
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                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            400,000
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         0
PERSON WITH                 ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  400,000
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN\SHARES*
                                                                           [ X ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
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CUSIP No. 279218-10-1                                                Page 2 of 8
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Item 1.  Security and Issuer

(a)      Title of Security:

         Common Stock, $.01 par value

(b)      Name and address of Issuer's Principal Executive Offices:

         EcoScience Corporation
         10 Alvin Court
         East Brunswick, NJ 08816


Item 2.  Identity and Background

(a)      Name of Person Filing:

         Worcester Business Development Corporation

(b)      Place of Organization:

         Massachusetts

(c)      Principal Business of the Person Filing:

         Real estate development for the purpose of creating employment in the greater Worcester, Massachusetts area.

(d)      Address of Principal Business and Office:

         33 Waldo Street
         Worcester, MA 01608

(e) The filing person has not, during the last five years, been convicted in a criminal proceeding.

(f) The filing person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 279218-10-1                                                Page 3 of 8
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         See attachment for additional  disclosure  regarding executive officers and directors of the filing person.


Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable.


Item 4.  Purpose of Transaction

         Not Applicable. The filing person does not have any specific plans or proposals in connection with the securities. See attachment for additional disclosure regarding executive officers and directors of the filing person.


Item 5.  Interest in Securities of the Issuer

         (a) The filing person owns 400,000 shares of the issuer in the aggregate or 3.8% of the issuer's Common Stock outstanding. The filing person expressly disclaims beneficial ownership of any shares of the issuer owned by the filing person's executive officers and directors.

         (b) The filing person has sole power to vote and dispose of 400,000 shares.

         (c) The only transaction by the filing person in the issuer's securities within the last sixty days is the disposition of 100,000 shares of the issuer's Common Stock on February 3, 1997 on the open market at a price of 1 1/8 per share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e) If not before (because of an increase in the outstanding securities of the issuer), the filing person ceased to be the beneficial owner of more than five percent of the issuer's securities on February 3, 1997.

         See attachment for additional disclosure regarding executive officers and directors of the filing person.

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CUSIP No. 279218-10-1                                                Page 4 of 8
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         See attachment for additional disclosure regarding executive officers and directors of the filing person.


Item 7.  Material to Be Filed as Exhibits

         N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     WORCESTER BUSINESS
                                                     DEVELOPMENT CORPORATION


                                               By:   /s/William J. Short
                                                     -------------------
                                                     William J. Short, President


                                             Date:   April     , 1997

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CUSIP No. 279218-10-1                                                Page 5 of 8
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                                   Attachment

The following is the information required by Items 2-6 for all executive officers and directors of the filing person, which is a corporation.

Item 2. Identity and Background. Following is the name; business address; principal occupation; and principal business of employer, for each of the executive officers and directors of the filing person. All of such persons are U.S. citizens. None of these people have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Steven B. Ayres                         Cushing C. Bozenhard
         President/Treasurer                     President
         Barrett Centrifugals Inc.               The Bozenhard Co., Inc.
         P.O. Box 15059                          37 Fruit Street
         Worcester, MA 01615-0059                Worcester, MA 01609
         Principal Business:                     Principal Business: Consulting,
         Manufacturer of Industrial              Construction Management and
         Centrifuges                             Expert Testimony

         Robert S. Bowditch                      Ralph D. Crowley, Jr.
         Attorney                                President
         Bowditch & Dewey                        Polar Beverages
         311 Main Street                         40 Walcott Street
         Worcester, MA 01608                     P.O. Box 15011
         Principal Business: Law Firm            Worcester, MA 01615-0011
                                                 Principal Business: Beverage
                                                 manufacturer and distributor

         Dix F. Davis                            P. Kevin Condron
         V.P. Investment Management              President
         Allmerica Financial                     Central Supply Company
         440 Lincoln Street                      12 East Worcester St.
         Worcester, MA 01653                     Worcester, MA 01613
         Principal Business:                     Principal Business: wholesale
         Investments                             plumbing and heating

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CUSIP No. 279218-10-1                                                Page 6 of 8
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         D. Davidson Easson, Jr.                 Aaron Lazare, M.D.
         Chief Operating Officer                 Chancellor/Dean
         Alpha-Beta Technology                   UMass Medical Center
         One Innovation Drive                    55 Lake Avenue North
         Worcester, MA 01605                     Worcester, MA 01655
         Principal Business:                     Principal Business: Academic
         Biotechnology                           Health Center

         John H. Dickson                         David R. Grenon
         President                               Insurance Broker
         Massachusetts Electric Co.              The Protector Group Insurance
         25 Research Drive                       Agency Inc.
         Westborough, MA 01582                   20 Washington Square
         Principal Business: Public              Worcester, MA 01604
         Utility                                 Principal Business: Insurance
                                                 Agency

         Peter H. Levine, M.D.                   Alexander E. Drapos
         CEO                                     Attorney
         Memorial Health Care                    Fletcher, Tilton & Whipple
         119 Belmont Street                      370 Main Street
         Worcester, MA 01605-2982                Worcester, MA 01608
         Principal Business:                     Principal Business: law firm
         Healthcare delivery

         Robert B. Kervick                       Patricia A. Naumnik
         CEO                                     Bank Officer
         Kervick Enterprises, Inc.               Bay State Savings Bank
         40 Rockdale Street                      28 Franklin Street
         Worcester, MA 01605                     Worcester, MA 01608
         Principal Business:                     Principal Business: Mutual
         Manufacturer of forgings and            Savings Banking
         investment castings,
         commercial printer

         John D. Hunt                            David A. Lemoine
         Business and Financial                  Certified Public Accountant
         Consultant                              Deloitte & Touche LLP
         One Innovation Drive                    125 Summer Street
         Worcester, MA 01605                     Boston, MA 02110
         Self-employed                           Principal Business: Accounting

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CUSIP No. 279218-10-1                                                Page 7 of 8
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         Charles E. Soule                        Dr. Robert Kamen
         President and CEO                       President
         Paul Revere Insurance                   BASF Bioresearch Corporation
         Group                                   100 Research Drive
         18 Chestnut Street                      Worcester, MA 01605
         Worcester, MA 01608                     Principal Business:
         Principal Business:                     Pharmaceutical Research
         Insurance                               & Development

         Mark L. Love                            John T. Crowe
         Certified Public Accountant             General Manager - Americas
         Love, Bollus, Lynch                     Norton Company
           & Rogers                              Silicon Carbide
         33 Waldo Street                         One New Bond Street
         Worcester, MA 01608                     Worcester, MA 01606
         Principal Business:                     Principal Business:
         Accounting                              Manufacturer of Ceramics,
                                                 Refractories, and abrasives

         Allan S. Kimball                        Frederick Mulligan
         President                               President
         Allegro MicroSystems, Inc.              Cutler Associates, Inc.
         115 Northeast Cutoff                    43 Harvard Street
         Worcester, MA 01615                     Worcester, MA 01615-0049
         Principal Business:                     Principal Business:
         Semiconductors                          Construction and Design

         Corinne C. Turner                       John M. Nelson
         23 Edgemere Boulevard                   Executive
         Shrewsbury, MA 01545                    Wyman-Gordon Company
         Retired                                 244 Worcester St./Box 8001
                                                 N. Grafton, MA 01536-8001
                                                 Principal Business:
         William J. Short                        Manufacturer of Forgings,
         President                               Investment castings and
         Worc. Area Chamber of                   Composite structures
           Commerce
         33 Waldo Street                         Jane V. Hawkes
         Worcester, MA 01608                     Attorney
         Principal Business: Community           Bowditch & Dewey
         business support                        311 Main Street
                                                 Worcester, MA   01608
                                                 Principal Business: Law Firm

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CUSIP No. 279218-10-1                                                Page 8 of 8
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         George W. Tetler
         Attorney
         Bowditch & Dewey
         311 Main Street
         Worcester, MA   01608
         Principal Business: Law Firm

Item 3.  Source and Amount of Funds or Other Consideration

         N/A

Item 4.  Purpose of Transaction

         N/A

Item 5.  Interest in Securities of the Issuer

         Except as noted below, none of the executive officers or directors of the Issuer beneficially own any securities of the issuer nor do they share voting or disposition power nor do they know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the filing person.

         David A. Lemoine owns 200 shares of the issuer's common stock directly through his IRA which he acquired through an open market purchase more than 60 days prior to the date hereof. David Grenon, John Hunt and William Short own 1850, 746 and 319 shares of the issuer's common stock, respectively, which were acquired as a result of a distribution from a limited partnership in which each of them had an interest. This distribution was made more than 60 days prior to the date hereof. Cushing C. Bozenhard owns 10,000 shares of the issuer's common stock directly which were purchased with personal funds in an open market transaction on February 4, 1997 at a price of $1.438 per share. The filing person expressly disclaims any beneficial ownership in the shares owned by Messrs. Lemoine, Grenon, Hunt, Short and Bozenhard.

         The executive officers and directors expressly disclaim beneficial ownership of the shares owned by the filing person and one another.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.